SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 4)(1)


                                TranSwitch Corp.
 -----------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.001 par value
 -----------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    894065101
 -----------------------------------------------------------------------------
                                 (CUSIP Number)


                          Herbert Chen
                          237 Park Avenue, 9th Floor
                          New York, New York 10017
-----------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 16, 2004
 -----------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   894065101
            ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Herbert Chen

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_]
                                                                 (b) [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                     [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     5,334,088

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     5,334,088

10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,334,088

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.82%

14.  TYPE OF REPORTING PERSON

     IN

CUSIP No.   894065101
            ---------------------

--------------------------------------------------------------------------------

Item 1.  Security and Issuer.

     No change.

--------------------------------------------------------------------------------

Item 2.  Identity and Background.

     (a-c,f) No change.

     (d)  No change.

     (e)  No change.

--------------------------------------------------------------------------------

Item 3.  Source and Amount of Funds or Other Consideration.

     As of the date hereof, the Reporting Person may be deemed to beneficially own 5,334,088 shares.

     The source of funds used to purchase the securities reported herein was the Reporting Person and the Partnership's working capital.

     No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

--------------------------------------------------------------------------------

Item 4.  Purpose of Transaction.

     While, as set forth in the attached letter, the Reporting Person intends to influence management, the Reporting Person does not have a current plan in place to effect any of the actions stated in Item 4 of the Schedule 13D previously filed by the Reporting Person with respect to the Issuer on April 11, 2003. The Reporting Person, however, again reserves the right to take any such actions in the future.

--------------------------------------------------------------------------------

Item 5.  Interest in Securities of the Issuer.

     As of the date hereof, Herbert Chen may be deemed to be the beneficial owner of 5,334,088 Shares, or 5.82% of the shares of the Issuer, based upon the 91,681,527 Shares outstanding as of April 30, 2004, according to the Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 5, 2004.

     Herbert Chen shares the power to vote or direct the vote of 0 Shares to which this filing relates.

     Herbert Chen has the sole power to vote or direct the vote of 5,334,088 Shares to which this filing relates.

     Herbert Chen shares the power to dispose or direct the disposition of 0 shares to which this filing relates.

     Herbert Chen has the sole power to dispose or direct the disposition of 5,334,088 shares to which this filing relates.

     The 5,334,088 shares over which Herbert Chen has sole power to vote, direct the vote, dispose or direct the disposition of are held separately by the Partnership, Herbert Chen's personal trading account and IRA account.

     The trading dates, number of shares purchased and sold and price per share for all transactions by the Reporting Person in the Shares within 60 days of the date of the event which requires this filing are set forth in Schedule A and were all effected in broker transactions.

--------------------------------------------------------------------------------

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     No change.

--------------------------------------------------------------------------------

Item 7.  Material to be Filed as Exhibits.

     Exhibit A: Schedule of Transactions in the Shares of the Issuer Exhibit B: Letter to the Issuer Dated June 16, 2004

--------------------------------------------------------------------------------

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   June 17, 2004
                                       ----------------------------------------
                                                      (Date)


                                                Herbert Chen (2)
                                        -------------------------------------
                                                 Herbert Chen


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

(2) The Reporting Person disclaims beneficial ownership except to the extent of his pecuniary interest therein.

                                    Exhibit A
                           Transactions in the Shares


                                  Number of Shares
Date of Transaction               Purchased/(SOLD)             Price of Shares
-------------------               ----------------             ---------------

Chen Capital Partners,
  LP Main Account:

  19-Apr-04                         (4,000)                       $2.29
  20-Apr-04                       (177,534)                       $2.14
  21-Apr-04                       (500,000)                       $1.85
  28-Apr-04                        (90,077)                       $1.68
  29-Apr-04                         10,000                        $1.69
  30-Apr-04                         47,228                        $1.57
  30-Apr-04                        (47,228)                       $1.60
  03-May-04                         44,200                        $1.66
  03-May-04                        (44,200)                       $1.61
  04-May-04                         18,700                        $1.68
  04-May-04                        (18,700)                       $1.70
  06-May-04                        (9,000)                        $1.58
  07-May-04                         20,800                        $1.60
  07-May-04                        (20,800)                       $1.62
  10-May-04                        (2,500)                        $1.52
  19-May-04                         10,000                        $1.60
  25-May-04                        (20,700)                       $1.57
  26-May-04                        (15,000)                       $1.62
  07-Jun-04                        (40,000)                       $1.63
  08-Jun-04                        120,000                        $1.77
  08-Jun-04                        (15,000)                       $1.81
  09-Jun-04                         25,000                        $1.89
  15-Jun-04                        (93,382)                       $1.62
  16-Jun-04                       (127,500)                       $1.62

Personal IRA Account:

  20-Apr-04                            500                        $2.08
  29-Apr-04                        (62,830)                       $1.64
  29-Apr-04                       (974,500)                       $1.74

Personal Account

  19-Apr-04                         (8,500)                       $2.29
  20-Apr-04                        (90,000)                       $2.14
  21-Apr-04                         10,000                        $1.96
  21-Apr-04                       (271,765)                       $2.01
  23-Apr-04                       (150,085)                       $1.96
  26-Apr-04                        (25,000)                       $1.86
  29-Apr-04                         57,500                        $1.69
  29-Apr-04                        974,500                        $1.74
  06-May-04                        (11,000)                       $1.58
  10-May-04                         25,000                        $1.57
  25-May-04                        (20,000)                       $1.57
  26-May-04                        (45,000)                       $1.62
  27-May-04                         20,000                        $1.62
  01-Jun-04                         20,000                        $1.53
  07-Jun-04                        110,000                        $1.57
  08-Jun-04                        (60,000)                       $1.81
  09-Jun-04                         25,000                        $1.89

                                    Exhibit B
                    Letter to the Issuer Dated June 16, 2004
                    ----------------------------------------



June 16, 2004



Mr. Santanu Das
TranSwitch Corporation
Three Enterprise Drive
Shelton, Connecticut  06484

Dear Santanu,

As one of your largest shareholders for over the past year, I have been very pleased with the fundamental progress that the company has made during that time. When I first began investing in TranSwitch, both competitors and customers alike were under severe pressure, and the company faced a highly uncertain future. Since that time, many good things have happened: the balance sheet has been fortified, new products such as the Ethermap-3 have captured a very important market share, and many other recently developed products are about to sample. Furthermore, the industry has bottomed and is beginning to show signs of an important and durable recovery, led by investment in the very types of converged architectures that the company has made its specialty.

Before launching into the substance of my letter, I would like to commend you for your vision in repositioning TranSwitch to take advantage of these emergent trends. You were early to anticipate the industry's redirection, as well as the coming importance of Ethernet-over-SONET technologies. As a result, you substantially increased the company's research and development budget at a time when competitors were retrenching. This was a farsighted move that I believe is about to pay off handsomely. With the industry firmly in recovery, and your vision of the future now coming to pass, I have a great deal of confidence that revenues, earnings and share price are all likely to head meaningfully higher over the ensuing years.

The purpose of this letter, however, is not so much to dwell upon the achievements of the past year, significant as they are, but to take issue with certain aspects of your capital management. In particular, I believe your recent
Section 3(a)(9) equity-for-debt exchanges are both ill conceived and superfluous. It is my hope that this letter will cause you to rethink the implications of this sort of creeping recapitalization, as well as the company's need for any further equity or equity-linked financing.

                             *          *         *

A little more than a year ago, I wrote to you suggesting some generalized form of debt restructuring. My feeling then was that the company's share price was being excessively penalized owing to the company's high cash burn rate and pending debt maturity. While I realized that any debt restructuring would involve significant dilution of the equity holders' interests, I felt such a restructuring was both an important and necessary step that would ultimately benefit all classes of stakeholder, even the equity holders.

The securities that resulted from that restructuring, your 5.45% of 2007 convertible notes, are a clever and effective financing instrument, and represent a reasonable source of intermediate term financing. As a consequence of that restructuring, the company's balance sheet is now in fine shape, as the primary maturity of your outstanding debt has been deferred until September 2007, by which time the company's fundamental improvement should be obvious to even the most casual observer.

It is with that in mind that I now write to express my strong and considered objection to the company's recent Section 3(a)(9) exchanges. As you are aware, on June 4th the company filed a Form 8K stating that it had exchanged 2,030,302 shares for $3.25 million face value of its 2007 debentures. Essentially, the transaction is tantamount to issuing 2.032 million shares at a price of $1.62 and using the proceeds to repurchase $3.25 million of debt at par.

Why do I object so strenuously to these exchanges?

     o They are ill conceived. The dilution caused by the 2003 debt restructuring was a painful but necessary step toward stabilizing the balance sheet. Now that that has been accomplished, any further such exchange of equity for debt, with the company's shares trading so far below their intrinsic value, serves only to disenfranchise the equity holder, without offering corollary benefits to other stakeholders. The original debt restructuring was well conceived in that the corollary benefits to other stakeholders more than offset the potential equity dilution, resulting in an almost tripling of the share price during the pendency of the exchange.

     o They are not necessary. As of your latest balance sheet date, the company had $166.5 million in cash and marketable securities, offset by $121.5 million of debt, for a net cash balance of $45 million. The great majority of this debt is not due until September 2007, more than three years from now. Using the company's target of breakeven operating results by mid-2005, I calculate that cumulative operating losses until breakeven will likely be in the range of $35 million. Actual cash burn is likely to be somewhat less. Therefore, it is quite clear that both the company's gross and net cash balances are well more than adequate for the foreseeable future.

     o They send a highly negative signal to the market that is at odds with the company's rapidly improving fundamental position. Since the exchange was both voluntary and unnecessary, there is some implication that the company feels its shares are only worth in the vicinity of $1.62. After further conversations with the company, I understand this is not the message that the company means to convey. While I now realize that the company believes it is prudent to have both a high gross cash balance and a positive net cash balance, everything has its price, and in this case the price was excessive.

Finally, I would add, the timing of these exchanges was particularly unfortunate. While the intrinsic value of your stock may be somewhat of a theoretical construct, the market price surely is not. Subsequent to the issuance of the 5.45% notes, your shares have traded in a range of $1.48 to $3.80. The $1.62 per share effective price of the exchange was not only at the very bottom of this broad trading range, but at a very significant discount to the volume weighted average price of $2.67 during this period. Importantly, it should be noted that the share price weakness during the period of the exchange was more a reflection of general market trends than fundamental developments at the company.

As I'm sure you know, these sorts of bond exchanges are often initiated by market makers, who are only seeking to earn an arbitrage profit. The shares issued in exchange for debt were most likely immediately sold into the market, with a depressing effect on share price action and a correspondingly corrosive effect on investor confidence at a time of generalized market weakness.

                             *          *          *

As I stated earlier, I believe the 5.45% debentures are an attractive security, with benefits for both issuer and investor. From the company's perspective, they are a source of stable and well-priced intermediate term capital. The convertible feature allows bondholders to have a meaningful chance for equity participation, at the same time reducing the company's cost of capital. There is also an autoconversion feature which allows the company to force conversion into shares if the share price exceeds $5.47 for any twenty out of twenty-five day period. Obviously, an autoconversion of the entire debt issue would be a most desirable outcome for bondholders and shareholders alike: bondholders would receive a 50% premium to par, while equity holders would be left with a cash-rich, debt-free balance sheet at a reasonable cost.

The proximate question is what is the likelihood that the company will be able to autoconvert the entirety of the 2007 issue over the ensuing three years? Or, put another way, what are the chances that the company's shares might achieve a consistent trading level above $5.47 at some point over the next three years?

Ultimately, this is a question for the market to decide, but the real issue here is what are the company's shares worth and where might they trade under various scenarios? It is my strong belief that given the company's rapidly improving fundamental outlook, there is an excellent chance of achieving that share price and much much more in the coming three years.

In recent days, the company has stated that it has targeted reaching operating breakeven by mid-year 2005, at a quarterly revenue run rate in the "high teens", a level that I interpret as being roundly $18 million. Where, then, might the company's shares trade under this circumstance?

At this point, it might be apt to consider a valuation comparison with two of your closest competitors, Vitesse Semiconductor and PMC Sierra. Both are fabless semiconductor outfits with a broadly comparable product focus, customer base, business model and capital structure; moreover, each has recently transitioned from losses to profitability, just as TranSwitch is hoping to do.

While it is difficult to apply traditional earnings based valuation metrics to compare companies only on the cusp of profitability, more robust alternatives do exist. One technique is to use revenue based metrics, such as enterprise value to sales, which inherently assume a normalization of the margin structure. Currently, PMC is trading at an enterprise value to annualized revenue ratio of 6.6, while Vitesse is trading at a ratio of 5.0. Over the past year, as the industry backdrop has stabilized, the shares of both companies have typically traded between 5 and 10 times revenues, as defined; furthermore, an analysis of the years prior to the telecommunications bubble yields very comparable results. As an additional crosscheck, TranSwitch's shares have historically traded in this range as well. In fact, over the past eight years, the company's median ratio of enterprise value to sales (on a quarterly basis, using the midpoint of the high and low enterprise value) has been 7.5 times, squarely in the middle of the range.

Therefore, I feel comfortable in saying that in all but the most adverse or unusual market conditions, a reasonable trading range for your company's shares would be in the area of 5 to 10 times revenues. Adjusting for the company's anticipated capital structure at that point, this would imply a trading range of approximately $4 to $8 per share at this time next year. Such a trading range would most likely allow the company to begin the process of autoconverting its outstanding 5.45% debentures, should you so choose. Therefore, to the extent that you believe that the company can attain breakeven operating results by about this time next year, I feel it is excessively conservative and uncharacteristically shortsighted to issue shares at current prices.

Importantly, I believe the achievement of breakeven will be just a brief stopping point on the path to sustained and growing profitability. As you are aware, one of the central features of the 5.45% debentures is that once the shares consistently trade above $5.47, the company may autoconvert at its option. I believe this feature will turn out to have great utility and value to the company, as you will be able to await the possibility of substantially higher share prices before autoconverting. The company has the balance sheet resources to wait, and I believe such higher prices are not only possible, but highly probable.

Why do I feel so strongly that the company's shares will attain a far higher value? Simply put, because all the signs are pointing towards a very substantial acceleration in revenues over the next several years, and I find it hard to believe that this will not be reflected in your share price, almost regardless of prevailing market sentiment.

               The Role of R&D Investment

               In an established industry such as yours, investment in research and development should be broadly related to future revenue potential. (Of course, if the R&D investment is itself off-target, then this historical relationship will be tangential at best.) In the instant case, however, I believe that TranSwitch's research focus on Ethernet-over-SONET and other circuit/packet convergence solutions has been right on target. That is why the Ethermap-3 has racked up 87 (and counting) design wins. That is why the PacketTrunk-4 has stirred so much interest. Based upon early feedback, I have no doubt that the recently introduced family of VTXP grooming switches will find an equally receptive audience.

               As you are aware, the normalized business model for companies in your industry calls for R&D expense to average perhaps 25% of revenues. This ratio is broadly consistent with the historical data for both TranSwitch and its competitors prior to the massive distortions of the telecomm boom and bust. Going forward, I would expect the business to normalize somewhere along those lines.

               Over the past ten quarters, which roughly encompasses the period of the company's current cycle of product development efforts, the company has invested a total of $124 million in R&D, which equates to an annual rate of about $50 million. Put a different way, the company's R&D spending level broadly anticipates an annual revenue run rate of $200 million. Whether annual revenues ultimately exceed or fall short of that figure remains to be seen, but it is quite clear that the potential numbers are, or at least ought to be, in that range. Therefore, I must conclude that your mid-2005 target revenue run rate is not only feasible, but eminently achievable and most likely merely a point on the path to a substantially higher figure.

               (Parenthetically, I would note that at the $1.62 effective exchange price, the entire enterprise value of the company is just $103 million, a substantial discount to the value of just its current cycle R&D investment--in my mind, another compelling reason not to issue equity at these prices.)

               The Promise of the Ethermap-3

               As you are well aware, the Ethermap-3 is one of the important new products which will help drive the company towards profitability. At the end of the most recent quarter, this product had achieved 87 design wins. As you have stated in the past, the connection between design wins and future revenues, while inexact, is important.

               The design win history of the Ethermap-3 is as follows:

                        Q1:03                       29

                        Q2:03                       48

                        Q3:03                       64

                        Q4:03                       74

                        Q1:04                       87

                        Q2:04                       95+ (estimated)

               As we have discussed, owing to the rigors of the carrier class equipment business, it takes a minimum of six to eight quarters to transition from design win to production deployment. The company has stated that the fourth quarter of this year might see Ethermap-3 revenues in the range of $3-4 million. If indeed this comes to pass, then I believe that prospects for the coming years are particularly bright as I believe the progression of Ethermap-3 revenues will correlate on some meaningful level with its design win history, and fourth quarter revenues will represent just the initial deployments of the very first design wins. Notwithstanding the company's more muted official guidance, it is clear to me that the $15 million or so annual run rate that this chip is expected to achieve by year end is really only the beginning of a much more substantial revenue stream.

               In the past, you have stated that the Ethermap-3 chip not only helps to drive an important level of sales for other products, but also lays the foundation for the future acceptance of other members of the Ethermap family. If true, then it is hard not to be optimistic on future revenue possibilities.

               2006 and Beyond

               The breakeven results that you have targeted for mid-2005 are really only predicated upon a modest revival of legacy sales, as well as the initial ramp of the Ethermap-3 and a few other products introduced last year.

               Echoing what you have said publicly, I believe the real excitement lies in 2006 and beyond, when the industry recovery will be in full swing, and all of your recently introduced products such as the Ethermap-12, Ethermap-48 and PacketTrunk-4, will be deploying in volume.

In light of the above, I frankly find it difficult not to be optimistic on the company's share price. The question I would ask of you is how can you be so bullish on the potential of your new products without being more cognizant of the possibilities for the company's share price?

Personally, I have seen this boom and bust cycle play out time and again and have come to realize that the spasmodic dislocations that follow periods of overenthusiasm are invariably times of opportunity. The excesses of the past have been wiped out, and the strength and durability of the upturn that unfolds often takes those closest to the vortex by surprise.

I would like to end this letter by suggesting that this might again be the case, and that after four long and difficult years, your own internal sense of your stock's prospects might turn out to be as backward looking as your products are forward looking.

Sincerely,



Herbert Chen



cc. Peter Tallian


01127.0002 #493976